UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40137

FINTECH EVOLUTION ACQUISITION GROUP

(Exact name of registrant as specified in its charter)

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(650) 739-6741

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Ordinary Share, par value $0.0001 per share, and one-third of one Redeemable Warrant

Class A Ordinary Shares, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one share of Class A Ordinary Share for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, FinTech Evolution Acquisition Group has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FINTECH EVOLUTION ACQUISITION GROUP

Dated: March 23, 2023	By:	/s/ Rohit Bhagat
	Name:	Rohit Bhagat
	Title:	Chief Executive Officer

	By:	/s/ Michael Latham
	Name:	Michael Latham
	Title:	Chief Operating Officer